

Mail Stop 3720

February 12, 2010

Via U.S. Mail and facsimile to (210) 829-9101

Mr. Larry Franklin
President and Chief Executive Officer
Harte-Hanks, Inc.
200 Concord Plaza Drive
San Antonio, TX 78216

> **Re: Harte-Hanks, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-07120**

Dear Mr. Franklin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director